CUSIP No. 85554J109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Starlight Supply Chain Management Company
(Name of Company)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

85554J109
(CUSIP Number)

Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5290 DTC Parkway, Suite 150

Greenwood Village, Colorado 80111

(303) 292-3883
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 85554J109

1	NAME OF REPORTING PERSONS

CHAN Wai Lun Alan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	7	SOLE VOTING POWER

		27.9%
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		27.9%
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,845,648,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%
14	TYPE OF REPORTING PERSON*

IN

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Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Starlight Supply Chain Management Company (the “Company”).  The address of the Company’s principal executive offices is Room 805-806, Xinghe Century Towers A, CaiTian Road No. 3069, Shenzhen City, Futian District, People’s Republic of China.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is filed by CHAN Wai Lun Alan, a citizen of Hong Kong (the “Reporting Person”).

(b)	The business address of the Reporting Person is Room 805-806, Xinghe Century Towers A, CaiTian Road No. 3069, Shenzhen City, Futian District, People’s Republic of China.

(c)	Mr. Chan is the Chairman of the Board, President, Secretary, Treasurer and Chief Financial Officer of the Company. Mr. Chan also organizes training courses on overseas listing through Jiao Tong University in Shanghai, China.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On April 25, 2016, the Reporting Person purchased 100% of the issued and outstanding stock of eight entities which, collectively, owned an aggregate of 12,500,000 shares of the Company’s Common Stock. As a result, the Reporting Person gained control of those shares. The eight entities are: Best Dynamic Investment Limited (6,375,000 shares), Marvel Value Holdings Limited (1,125,000 shares), Peak Access Limited (1,125,000 shares), Plenty Asset Holdings Limited (1,125,000 shares), Crest Honor Limited (750,000 shares), Merit Success International Limited (750,000 shares), Plus Asset Holdings Limited (625,000 shares) and Star Summit Group Limited (625,000 shares). The source of the purchase price for the shares of the eight entities was from personal funds of the Reporting Person.

The sole director and officer of the Company, Lu Zhong Hua, resigned from her position as President, Secretary, Treasurer and Chief Financial Officer, and also resigned from her position as the sole director of the Company, effective May 18, 2016. In her capacity as a director, Ms. Hua appointed the Reporting Person to fill the vacancies created by her resignation as the sole officer of the Company, and also appointed him to serve as a director of the Company.

On November 18, 2016, the Company issued 1,833,148,178 shares of its Common Stock to the Reporting Person in consideration for his having advanced money on the Company’s behalf and his having successfully brought an acquisition candidate, Sing Kong Supply Chain Management Co. Limited, to the Company. The shares were issued in conjunction with the closing on the acquisition.

On November 22, 2016, the Company filed a registration statement on Form 8-A thereby registering its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

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Item 4.	Purpose of Transaction.

The purpose of the purchases of the shares of the eight entities was for the Reporting Person to acquire control of the Company.  In connection with the acquisition of control, Mr. Chan was appointed as the sole officer and director of the Company. Subsequent to the acquisition of control, the Reporting Person caused the Company to acquire Sing Kong Supply Chain Management Company, a Hong Kong limited company, effective November 18, 2016, thereby changing the business of the Company from that of a shell company to supply chain management.

Other than disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns an aggregate of 1,845,648,178 shares of Common Stock, representing approximately 27.9% of the total issued and outstanding shares of Common Stock (based on 6,606,065,482 shares of Common Stock issued and outstanding as of November 30, 2016).

(b)	The Reporting Person has sole voting and dispositive power over the shares.

(c)	Other than the acquisition of the shares as reported on this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject shares, other than the eight entities which are the record holders of an aggregate of 12,500,000 shares of the Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

1.	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2016	/s/ CHAN Wai Lun Alan
CHAN Wai Lun Alan

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